EXHIBIT 99.1

Osisko Announces Positive Drill Results at Osisko Mining’s Windfall Project

MONTREAL, Dec. 16, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Company”) (TSX & NYSE: OR) is pleased to announce that Osisko Mining Inc. (“Osisko Mining”) has reported significant high-grade drill results at its Windfall gold project (“Windfall”).  Today, Osisko Mining announced1 a diamond drill intercept that graded 1,475 grams per tonne uncut over 4.6 meters at Windfall’s Lynx zone representing one of the best intercepts at the project to date.

Sean Roosen, Chair and CEO of Osisko stated: “We would like to extend our congratulations to the Osisko Mining team, led by John Burzynski, for this excellent achievement and also for having delivered very positive results from the Lynx bulk sample announced last week (see Osisko Mining’s news release dated December 12, 2019). The Windfall project will deliver substantial benefits to the province of Québec, the area’s First Nations communities and other stakeholders.”

Osisko owns a 1.5% net smelter return (“NSR”) royalty on Windfall (“Windfall Royalty”).  The Company initially acquired a 0.5% NSR royalty in April of 2014 as part of the acquisition of Virginia Mines Inc., and later increased its royalty in October 2016 in a transaction with Osisko Mining where it acquired an additional 1% NSR royalty.  The Windfall Royalty provides Osisko with exciting exposure to a large area covering Canada’s next emerging high-grade world-class gold camp.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo., Director of Mineral Resources Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Quality Control and Reporting Protocols

True width determination is estimated at 55-80% of the reported core length interval for the zone. Assays are uncut. Intercepts occur within geological confines of major zones but have not been correlated to individual vein domains at this time. NQ core assays reported were obtained by either 1-kilogram screen fire assay or standard 50-gram fire-assaying-AA finish or gravimetric finish at ALS Laboratories. For additional technical details, please refer to Osisko Mining’s press release1.

1. For details, please refer to Osisko Mining’s press release dated December 16, 2019 titled:  Osisko Intersects 1475 g/t over 4.6 Meters in Lynx

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, the largest gold mine in Canada. Osisko also holds an equity portfolio of publicly traded resource companies, including a 15.9% interest in Osisko Mining Inc., a 19.8% interest in Osisko Metals Incorporated and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Sean Roosen Chair and Chief Executive Officer Tel. (514) 940-0670 sroosen@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, the significance of Osisko Mining’s results from the new infill drilling and the potential of its Windfall Lake gold deposit to continue to deliver benefit for all its stakeholders, the ability of Osisko Mining to realize upon any mineralization in a manner that is economic and its ability to complete any proposed exploration activities and the results of such activities, including the continuity or extension of any mineralization.  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business; Such risks and uncertainties include, among others, risks relating to the ability of exploration activities carried out by Osisko Mining (including drill results) to accurately predict mineralization; errors in Osisko Mining’s geological modelling; the ability of Osisko Mining to complete further exploration activities, including drilling.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.